UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

China Medicine Corporation

(Name of issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

000-51379

(Commission File Number)

With copies to:

OEP CHME Holdings, LLC c/o One Equity Partners Chater House, 20F 8 Connaught Road Central Hong Kong +852 2167 8517 Attention: Ryan Shih	OEP CHME Holdings, LLC c/o One Equity Partners 320 Park Avenue, 18th Floor New York, NY 10022 212-277-1500 Attention: Bradley J. Coppens	Proskauer Rose LLP 36th Floor, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3410 8000 Attention: Yuval Tal

(Name, address and telephone number of person authorized to receive notices and communications)

November 10, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commission File Number: 000-51379
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) OEP CHME Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,780,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,200,000**
11.	Aggregate amount beneficially owned by each reporting person 23,200,000**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒*
13.	Percent of class represented by amount in Row (11) 58.62%***
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

*	Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
**	Consists of (a) 7,333,334 shares of Common Stock plus (b) 1,586,666.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 15,866,666 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of November 10, 2010.
***	For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,578,727 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of November 10, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

Commission File Number: 000-51379
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) One Equity Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,780,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,200,000**
11.	Aggregate amount beneficially owned by each reporting person 23,200,000**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒*
13.	Percent of class represented by amount in Row (11) 58.62%***
14.	Type of reporting person (see instructions) PN

*	Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
**	Consists of (a) 7,333,334 shares of Common Stock plus (b) 1,586,666.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 15,866,666 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of November 10, 2010.
***	For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,578,727 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of November 10, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

Commission File Number: 000-51379
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) OEP General Partner III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,780,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,200,000**
11.	Aggregate amount beneficially owned by each reporting person 23,200,000**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒*
13.	Percent of class represented by amount in Row (11) 58.62%***
14.	Type of reporting person (see instructions) PN

*	Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
**	Consists of (a) 7,333,334 shares of Common Stock plus (b) 1,586,666.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 15,866,666 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of November 10, 2010.
***	For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,578,727 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of November 10, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

Commission File Number: 000-51379
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) OEP Parent Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,780,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,200,000**
11.	Aggregate amount beneficially owned by each reporting person 23,200,000**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒*
13.	Percent of class represented by amount in Row (11) 58.62%***
14.	Type of reporting person (see instructions) HC; CO

*	Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
**	Consists of (a) 7,333,334 shares of Common Stock plus (b) 1,586,666.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 15,866,666 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of November 10, 2010.
***	For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,578,727 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of November 10, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

Commission File Number: 000-51379
1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) OEP Holding Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 29,780,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,200,000**
11.	Aggregate amount beneficially owned by each reporting person 23,200,000**
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒*
13.	Percent of class represented by amount in Row (11) 58.62%***
14.	Type of reporting person (see instructions) HC; CO

*	Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares. Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.
**	Consists of (a) 7,333,334 shares of Common Stock plus (b) 1,586,666.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 15,866,666 shares of Common Stock. The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of November 10, 2010.
***	For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding. The foregoing percentage is calculated based on 39,578,727 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of November 10, 2010, which includes the Preferred Stock beneficially owned by the Reporting Persons.

This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2010, as amended by Amendment No. 1 filed with the Commission on March 5, 2010, by OEP CHME Holdings, LLC, One Equity Partners III, L.P., OEP General Partner III, L.P. and OEP Holding Corporation (collectively with OEP Parent Corporation, the “Reporting Persons”), with respect to common stock, $0.0001 par value per share (the “Common Stock”), of China Medicine Corporation, a Nevada corporation (the “Issuer”). Capitalized terms used, but defined herein, have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented as follows:

On November 3, 2010, OEP Parent Corporation (“OEP Parent”) replaced OEP Holding as the sole general partner of OEP GP III. The principal business of OEP Parent is to act as a holding company for JPMC in making private equity investments. The address of principal office of OEP Parent is 320 Park Avenue, 18th Floor, New York, New York 10022. OEP Holding owns all of the outstanding capital stock of OEP Parent. Due to its relationship to OEP, OEP Parent may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by OEP. As such OEP Parent may be deemed to have shares beneficial ownership over such shares of Common Stock. OEP Parent, however, disclaims beneficial ownership of such shares of Common Stock, except to the extent of its pecuniary interest therein.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OEP Parent are listed on Schedule A to this Amendment No. 2.

Information in this Amendment No. 2 with respect to OEP Parent is given solely by OEP Parent, and no other Reporting Person assumes responsibility for the accuracy or completeness of information provided by OEP Parent.

During the past five years, neither OEP Parent nor, to the knowledge of OEP Parent, any of the directors and executive officers of OEP Parent listed on Schedule A to this Amendment No. 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Except as set forth in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 of Schedule 13D, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

As the Issuer’s 2010 fiscal year is nearing its end, the Reporting Persons intend to actively review and evaluate their investment in the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares of Common Stock, and conditions in the securities and financing markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D (all such actions, “Possible Actions”). The Reporting Persons have begun to explore the possibility of taking Possible Actions. The Reporting Persons have made no decision at this time as to whether to pursue a Possible Action and no assurances can be given as to whether or not the Reporting Persons will take a Possible Action.

As a result of the Reporting Persons’ ongoing review and evaluation of the Issuer’s business, they and their representatives may communicate and engage in discussions with the management, board of directors and/or other shareholders of the Issuer with respect to operational, strategic, financial or governance matters. Additionally, the Reporting Persons’ investment committee or similar committees may have discussions about potential strategic alternatives and Possible Actions, the Reporting Persons may retain advisors to assist them in such evaluation, and the Reporting Persons and their representatives may take actions (including Possible Actions) that they believe in their judgment will enhance Issuer’s stockholder value.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

(a) and (b) As disclosed in Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 5, 2010, as of January 29, 2010, OEP CHME Holdings, LLC and each of the other Reporting Persons may have been deemed to own beneficially 23,200,000 shares of Common Stock, which included 4,000,000 shares of Common Stock and 19,200,000 shares of Common Stock issuable upon the conversion of 1,920,000 shares of Preferred Stock (the “Preferred Shares”).

Since January 29, 2010, 266,666.7 Preferred Shares were converted by the Reporting Persons into 2,066,667 shares of Common Stock on May 11, 2010 and 66,666.7 Preferred Shares were converted by the Reporting Persons into 666,667 shares of Common Stock on July 15, 2010.

As a result of such conversions, as of November 10, 2010, OEP and each of the other Reporting Persons may be deemed to own beneficially 23,200,000 shares of Common Stock, which includes 7,333,334 shares of Common Stock and 15,866,666 shares of Common Stock issuable upon the conversion of 1,586,666.6 Preferred Shares, representing approximately 58.62% of the outstanding shares of Common Stock on a fully-diluted basis, assuming that there are 39,578,727 shares of Common Stock outstanding on such date on a fully-diluted basis, which includes 15,866,666 shares of Common Stock issuable upon the conversion of 1,586,666.6 Preferred Shares.

As disclosed in Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 5, 2010, in connection with the acquisition of the Common Stock and the Preferred Stock on January 29, 2010, OEP entered into the Shareholders Agreement, as described in Item 6. In their filing on Schedule 13D on March 4, 2010, Mr. Yang, Ms. Liu and Mr. Liu reported beneficial ownership of 3,265,000, 2,662,000 and 653,000 shares of Common Stock, respectively, for an aggregate amount beneficially owned by such parties of 6,580,000 shares of Common Stock or approximately 16.63% of the outstanding shares of Common Stock on a fully-diluted basis, assuming that there are 39,578,727 shares of Common Stock outstanding on such date on a fully-diluted basis, which includes 15,866,666 shares of Common Stock issuable upon the conversion of 1,586,666.6 Preferred Shares. By virtue of the agreement among OEP, Mr. Yang, Ms. Liu and Mr. Liu regarding the voting of the Common Stock for the election of directors as provided for in Section 3.1 of the Shareholders Agreement, the Reporting Persons may be deemed to share voting power with respect to, and therefore beneficially own, the 6,580,000 shares of Common Stock beneficially owned in the aggregate by Mr. Yang, Ms. Liu and Mr. Liu, in addition to the 23,200,000 shares of Common Stock beneficially owned by the Reporting Persons and disclosed herein. Each Reporting Person disclaims beneficial ownership of the 6,580,000 shares of Common Stock beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu for all purposes except as to shared voting power for the election of directors as provided for in Section 3.1 of the Shareholders Agreement. As a result of such shared voting power for the election of directors as provided for in Section 3.1 of the Shareholders Agreement, the Reporting Persons may also be deemed to comprise a “group” within the meaning of Rule 13d-5(b) under the Exchange Act with Mr. Yang, Ms. Liu and Mr. Liu. The Reporting Persons expressly disclaim membership in such a group except as to shared voting power to the extent provided for in Section 3.1 of the Shareholders Agreement.

(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 of the Schedule 13D, has engaged in any transaction involving shares of Common Stock or Preferred Stock since January 29, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2010	OEP CHME HOLDINGS, LLC

	By:	One Equity Partners III, L.P.,
its Manager

	By:	OEP General Partner III, L.P.,
its General Partner

	By:	OEP Parent Corporation,
its General Partner

	By:	/S/ BRADLEY J. COPPENS
	Name:	Bradley J. Coppens
	Title:	Managing Director

ONE EQUITY PARTNERS III, L.P.

	By:	OEP General Partner III, L.P.,
its General Partner

	By:	OEP Parent Corporation,
its General Partner

	By:	/S/ BRADLEY J. COPPENS
	Name:	Bradley J. Coppens
	Title:	Managing Director

OEP GENERAL PARTNER III, L.P.

	By:	OEP Parent Corporation,
its General Partner

	By:	/S/ BRADLEY J. COPPENS
	Name:	Bradley J. Coppens
	Title:	Managing Director

OEP PARENT CORPORATION

	By:	/S/ BRADLEY J. COPPENS
	Name:	Bradley J. Coppens
	Title:	Managing Director

OEP HOLDING CORPORATION

	By:	/S/ BRADLEY J. COPPENS
	Name:	Bradley J. Coppens
	Title:	Managing Director

Schedule A

Schedule A is hereby amended and supplemented as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF OEP PARENT CORPORATION

The names of the directors and the names and titles of the executive officers of OEP Parent Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP Parent Corporation and each individual is a United States citizen except Christopher von Hugo who is a citizen of Germany.

Name	Position	Address
Richard M. Cashin	President and Director	320 Park Avenue, NY, NY 10022
Christian P. Ahrens	Managing Director	320 Park Avenue, NY, NY 10022
Raphael L. de Balmann	Managing Director	320 Park Avenue, NY, NY 10022
Gregory A. Belinfanti	Managing Director	320 Park Avenue, NY, NY 10022
Kenneth C. Brown	Managing Director	1400 East Newport Center Drive, Deerfield Beach, FL 33442
James B. Cherry	Managing Director	21 South Clark Street, Chicago IL 60603-2003
Brad J. Coppens	Managing Director	320 Park Avenue, NY, NY 10022
Colin M. Farmer	Managing Director	320 Park Avenue, NY, NY 10022
Lee Gardner	Managing Director	100 Bloomfield Hills Pkwy, Bloomfield, MI 48304-2949
Andrew J. Gessow	Managing Director	2420 Sand Hill Road, Menlo Park, CA 94025-6943
Timothy J. Gollin	Managing Director	320 Park Avenue, NY, NY 10022
David Han	Managing Director	320 Park Avenue, NY, NY 10022
Joseph P. Huffsmith	Managing Director	21 South Clark Street, Chicago IL 60603-2003
Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago IL 60603-2003
James W. Koven	Managing Director	320 Park Avenue, NY, NY 10022
Joseph G. Michels	Managing Director	320 Park Avenue, NY, NY 10022
Jacques Nasser	Managing Director and Director	100 Bloomfield Hills Pkwy, Bloomfield, MI 48304-2949
David Robakidze	Managing Director	320 Park Avenue, NY, NY 10022
Richard W. Smith	Managing Director and Director	320 Park Avenue, NY, NY 10022
David A. Walsh	Managing Director	320 Park Avenue, NY, NY 10022
William H. Wangerin	Managing Director	21 South Clark Street, Chicago IL 60603-2003
Henry H. Briance	Vice President	320 Park Avenue, NY, NY 10022
Andrew G. Dunn	Vice President	320 Park Avenue, NY, NY 10022
Erin E. Hill	Chief Financial Officer & Treasurer	320 Park Avenue, NY, NY 10022
Judah A. Shechter	General Counsel & Secretary	270 Park Avenue, NY, NY 10017
Colleen A. Hartung	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-2203

Estelle L. Korolis	Vice President	10 South Dearborn, Chicago IL 60603-2203
Elizabeth de Guzman	Vice President & Assistant Secretary	277 Park Avenue, NY, NY 10017
Ina R. Drew	Director	270 Park Avenue, NY, NY 10017
Jay Mandelbaum	Director	270 Park Avenue, NY, NY 10017
Heidi G. Miller	Director	270 Park Avenue, NY, NY 10017
Christopher von Hugo	Director	Taunusanlage 21, Frankfurt Germany
Robert S. Rubin	Director	320 Park Avenue, NY, NY 10022

David M. Cohen is hereby removed as an officer of OEP Holding Corporation.

Chi Lam Mak is hereby removed as an officer of OEP Holding Corporation.

Michael G. O’Hara is hereby removed as an officer of OEP Holding Corporation.

Jeremy S. Reinhard is hereby added as an officer of JPMorgam Capital Corporation. Mr. Reinhard’s position is Vice President and his business address is 10 South Dearborn, Chicago IL 60603-2203.

Maureen Morrissey is hereby removed as an officer of Banc One Financial LLC.

Michael J. Cavanagh’s position with JPMorgan Chase & Co. is hereby changed to Chief Executive Officer of Treasury & Securities Services.

Douglas L. Braunstein is hereby added as an officer of JPMorgan Chase & Co. Mr. Braunstein’s position is Chief Financial Officer and his business address is 270 Park Avenue, NY, NY 10017.

Heidi Miller’s position with JPMorgan Chase & Co. is hereby changed to President of International.